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tinyB chocolate

Renata Stoica

Co Owner / Chocolatier at tinyB chocolate

San Francisco, California · 207 connections · **Contact info**

About

Specialties: Reproducao Assistida
Gestao em Saude
Pesquisa Clin   ... see more


our story

Experience

Co Owner / Chocolatier
tinyB chocolate
Sep 2014 – Present · 5 yrs
San Francisco Bay Area

I make a traditional and delicious handmade chocolate called Brigadeiro.
Our chocolate is gluten free.

Head Nurse
Projeto ALFA
Jan 2003 – Nov 2008 · 5 yrs 11 mos



Head Nurse
Residencial Israelita Albert Einstein - Lar de Idosos Golda Meir
Jan 2002 – Apr 2003 · 1 yr 4 mos

Nurse Practitioner
Hospital Sao Paulo
Feb 2002 – Jan 2003 · 1 yr

Education

FGV - Fundação Getulio Vargas
Auditoria em Servicos e Sistemas de Saude
2009 – 2009

INVITARE
Pesquisa Clinica
2009 – 2009

   🔍 Search   

1998 – 2001

Skills & Endorsements

Photography · 1

Rodrigo Dias de Moraes Orlando has given an endorsement for this skill

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Confectionery

